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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 9)*
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                          PEKIN LIFE INSURANCE COMPANY
                                (Name of Issuer)

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                                  COMMON STOCK
                            $1.25 Par Value Per Share
                         (Title of Class of Securities)

                               CUSIP No. 705634103

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William E. Tunis, Sr. Vice President        Robert J. Loots
 Secretary and Treasurer                    von Briesen, Purtell & Roper, s.c.
Pekin Life Insurance Company                Suite 700
2505 Court Street                           411 E. Wisconsin Avenue
Pekin, Illinois  61558                      Milwaukee, Wisconsin  53202
(309) 346-1161                              (414) 276-1122

               (Names, Addresses and Telephone Numbers of Persons
                Authorized to Receive Notices and Communications)

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                                December 31, 1999
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)



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CUSIP No. 705634103

1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only)

         Pekin Insurance Company 37-6028411
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2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)
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3)       SEC Use Only

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4)       Source of Funds   WC

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5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of
         Schedule 13D
         Not Required
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6)       Citizenship or Place of Organization        Illinois
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
Number of Shares                            7)   Sole Voting Power                                         0
                                            ----------------------------------------------------------------
Beneficially Owned                          8)   Shared Voting Power                               8,933,560
                                            ----------------------------------------------------------------
by Each Reporting Person                    9)   Sole Dispositive Power                                    0
                                            ----------------------------------------------------------------
With                                        10)  Shared Dispositive Power                          8,933,560
                                            ----------------------------------------------------------------

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11)      Aggregate Amount Beneficially Owned by Reporting Person

         8,933,560

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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         Inapplicable

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13)      Percent of Class Represented by Amount in Row (11)

         51.175%
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14)      Type of Reporting Person   IC
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CUSIP No. 705634103

1) Names of Reporting Persons and I.R.S. Identification Nos. of Above Persons (entities only)

         The Farmers Automobile Insurance Association  37-0268670
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2)       Member of a Group

         (a)

         (b) X (The reporting person does describe at Item 5 a control relationship with another person owning over 5% of the outstanding common stock of the Issuer but does not affirm the existence of a group.)
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3)       SEC Use Only
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4)       Source of Funds   WC
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5)       Disclosure of Legal Proceedings Pursuant to Items 2(d) or 2(e) of
         Schedule 13D
         Not Required
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6)       Citizenship or Place of Organization        Illinois
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

Number of Shares                            7)   Sole Voting Power                                    0
                                            -----------------------------------------------------------
Beneficially Owned                          8)   Shared Voting Power                          8,933,560
                                            -----------------------------------------------------------
by Each Reporting Person                    9)   Sole Dispositive Power                               0
                                            -----------------------------------------------------------
With                                        10)  Shared Dispositive Power                     8,933,560
                                            -----------------------------------------------------------

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11)      Aggregate Amount Beneficially Owned by Reporting Person

         8,933,560
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12)      Check if the Aggregate Amount in Row (11) Excludes Certain Shares

         Inapplicable
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13)      Percent of Class Represented by Amount in Row (11)

         51.175%
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14)      Type of Reporting Person   IC
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This Report relates to the common stock, par value $1.25 per share ("Shares"), of Pekin Life Insurance Company ("Issuer"). The Report on Schedule 13D filed by Farmers Automobile Insurance Association ("Farmers") and its subsidiary, Pekin Insurance Company ("Pekin Casualty") dated November 25, 1985 ("Original Report"), as amended by FAIA and Pekin Casualty between December 30, 1985 and May 3, 1999 ("Amendment Nos. 1-8"), is hereby amended and supplemented as set forth below. The Original Report, as amended, is hereinafter referred to as "Schedule 13D" or "Statement."

Pursuant to Section 232.101 of Regulation S-T, which provides that an amendment to a paper format Schedule 13D filed by a registrant that has become subject to mandated electronic filing shall be in electronic format and the first such amendment shall restate the entire text of the Schedule 13D, the Original Report and Amendment Nos. 1-8 were filed as part of the Report for Amendment No. 8 on May 3, 1999, and are hereby incorporated by reference herein for all purposes.

The descriptions contained in this Report of certain agreements and documents are qualified in their entirety by reference to the complete texts of such agreements and documents, which have been filed as exhibits to the Schedule 13D, as amended by this Report, and incorporated by reference herein.


                               Amendment No. 9 to
                                  Schedule 13D

Item 4. Purpose of Transaction. Item 4 of the Statement is hereby amended by inserting the following at the end of the item:

During 1999, the Issuer reacquired 69,277 shares of its common stock. On January 3, 2000, the Issuer reacquired an additional 6,500 shares of its common stock.

Item 5. Interest in Securities of the Issuer. Item 5 of the Statement is hereby amended to read in its entirety as follows:

         The interests of the Reporting Persons in the common stock of the Issuer are as follows:



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                                                                     Percent of
                                                  Shares              Ownership
                                                  ------              ---------

Farmers                                        7,639,784               43.764%

Pekin Casualty                                 1,293,776                7.411%

         Total Aggregate No. of Shares
         and Ownership Percentage              8,933,560               51.175%

         Total Shares Outstanding             17,456,723              100.000%


No transactions by the Reporting Persons with respect to the Shares have occurred during the sixty days preceding this Amendment.

         Pekin Casualty is wholly owned by Farmers.

         Decisions with respect to the voting and disposition of shares of common stock and other securities, including the Shares of the Issuer, owned by Farmers and Pekin Casualty are made by an Advisory Committee. The Advisory Committee consists of six persons, all of whom are directors of the Issuer, Pekin Casualty and Farmers. Because of the role of the Advisory Committee in directing the voting and disposition of the Shares, all Shares owned by Farmers and Pekin Casualty share voting and dispositive power.

         The members of the Advisory Committee, as of December 31, 1999, are identified below. The Shares of the Issuer beneficially owned by each member, are set forth next to the member's name.


Advisory Committee                                    Shares Beneficially Owned
------------------                                    -------------------------

R. Michael Weir, Chairman                                        25,848
Steven R. Anderson, Vice Chairman                                11,738
Ronald G. Beck                                                    5,900
Robert W. Scheffler                                              43,670
L. Neal Tay                                                      12,254
Sylvan L. Franklin                                               10,844
                                                                -------

         Total Aggregate Number of Shares                       110,254
                                                                =======
         Total Ownership Percentage                                 .63%





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                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.


THE FARMERS AUTOMOBILE                               PEKIN INSURANCE COMPANY
INSURANCE ASSOCIATION BY
FARMERS AUTOMOBILE MANAGEMENT
CORPORATION, ATTORNEY-IN-FACT


By: /s/                                     By: /s/
   -------------------------------             --------------------------------
        Robert W. Scheffler,                        Robert W. Scheffler,
           President                                   President

Attest: /s/                                 Attest: /s/
       ---------------------------                 ----------------------------
              William E. Tunis                            William E. Tunis
                 Secretary                                   Secretary

Date:  February 28, 2000                    Date:  February 28, 2000